July 29, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HDFC Bank Limited

Form 20-F for Fiscal Year ended March 31, 2024

Filed July 29, 2024

File No. 001-15216

Notice of disclosure filed in annual report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HDFC Bank Limited has made disclosure pursuant to those provisions in its annual report on Form 20-F for the year ended March 31, 2024, which was filed with the U.S. Securities and Exchange Commission on July 29, 2024.

Yours sincerely,

For HDFC Bank Limited

Sd/-

/s/ Ajay Agarwal

Ajay Agarwal

Company Secretary